Exhibit 99.4

Cresco Labs Closes $100 Million Senior Secured Credit Facility

CHICAGO—February 3, 2020—Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco Labs” or the “Company”), one of the largest vertically integrated multistate cannabis operators in the United States, today announced that it has closed the recently announced non-brokered credit agreement (the “Credit Agreement”) for a senior secured term loan (the “Senior Loan”) in an initial aggregate principal amount of US$100 million, with a mutual option to increase the size of the facility to a maximum of US$200 million. The proceeds from the Senior Loan will be used to fund the expansion of operations in Illinois, closing and integration costs associated with pending acquisitions, and other strategic growth initiatives in key markets. A broad syndicate of lenders participated in the Senior Loan, including U.S. based institutional investors together with members of the Company’s management and board of directors.

Charlie Bachtell, CEO and Co-founder of Cresco Labs, commented, “The closing of this financing is an important event and was driven by the incredible opportunities we at Cresco have before us. We have worked to create a credit facility that strengthens our balance sheet in a non-dilutive manner – with no warrants nor convertibility to equity. This transaction demonstrates that capital is available to the top operators in this industry who demonstrate a disciplined strategic focus, a responsible allocation of capital, and a track record of operational execution. We are especially pleased to have closed the transaction with such a high-quality group of investors who have displayed a dedicated commitment to the long-term success of Cresco as we continue to execute our vision – to build the most important company in cannabis.”

Terms

The Senior Loan is for either an 18-month or 24-month term, at the lender’s option. The Loans bear interest at a rate of approximately 12.7% per annum for 18-month loans and approximately 13.2% for 24-month loans, payable quarterly in arrears. The terms of the Senior Loan were negotiated at arm’s length with the agent and lead investor and include customary restrictive covenants.

About Cresco Labs

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Aaron Miles, Cresco Labs

VP, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com